82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031255

REGISTRANT'S NAME Stralak Resources Inc

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 976 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/17/02

82-976

AR/S
11-30-01

02 APR -3 AM 8:0

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF *Schedules B and C*

ISSUER DETAILS

NAME OF ISSUER	***Stralak Resources Inc.***
ISSUER ADDRESS	*106 Fielding Rd, Lively, Ont., Can., P3Y 1L5*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*www.stralakresources.com*
CONTACT E-MAIL ADDRESS	*info@stralakresources.com*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary & Director*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***November 30, 2001***
DATE OF REPORT	*March 8, 2002*

CERTIFICATE

SCHEDULES B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
Debra A. Dupuis	[signature]	*March 8, 2002*
Edward J. Blanchard	Ed Blanchard	*March 8, 2002*

Schedule A - Financial Statements

The audited financial statements for the year ended November 30, 2001 are attached.

Schedule B - Supplementary Information

1. The breakdown of deferred exploration expenditures is included in Schedule A.

2. Management and administrative fees of $14,061 and mineral exploration expenditures (incurred on EcoSource Garnet Inc. garnet property in which Stralak Resources Inc. holds a one-third interest) of $750 were paid or owing to a company managed by a director of Stralak Resources Inc., during the period of this report.

3. (a) There were no securities issued during the period of this report.

   (b) There were no options granted during the period of this report.

4. (a) The company's authorized capital consists of 100,000,000 common shares.

   (b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2001
For cash	6,105,433	$ 2,567,584
Flow-through shares	1,161,875	460,600
For property	1,300,000	499,500
For stock options	200,000	32,000
For services	346,067	92,943
	9,113,375	$ 3,652,627

   (c)
   - there are no warrants outstanding
   - 300,000 directors' options at $0.17, exercisable on or before December 1, 2002
   - 250,000 directors' options at $0.50, exercisable on or before November 24, 2004
   - 75,000 employee's option at $0.44, exercisable on or before June 15, 2002

   (d) There are no shares subject to escrow or pooling agreements.

5. At the date of this report, the directors and officers of the company are as follows:
   Blanchard, Edward J., President & Director
   Dupuis, Debra A., Corporate Secretary
   Gartenberg, Robert L., Director
   Croutch, David, Director
   McLeod, William, Director
   Smith, Harvey, Director

Resource Properties - The mineral properties consist of:

Fort Steele Property, Fort Steele Mining Division, BC. Sixteen Crown granted mineral claims and thirty-two unpatented mining claims. The company paid $55,000 and 200,000 common shares at a deemed value of $1 per share. During the period, the company exercised its option to acquire a 100%

undivided interest in the property. In November 2000, the company granted to a private exploration company an option to purchase certain mining claims located in the Fort Steele Mining Division, British Columbia. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7 million on or before December 1, 2001. The date by which the payment was required to be made was extended to January 31, 2002. The optionee did not make the required payment, resulting in the expiry of the option on January 31, 2002.

Street Property, Street Township, District of Sudbury, Ontario. Eighteen unpatented mining claims, comprising 52 units were acquired in 1993 at the cost of staking of $288 and the issuance of 100,000 shares ($65,000). These eighteen claims were transferred to EcoSource Garnet Inc. on July 30, 1996. An additional five unpatented claims, comprising 23 units, were acquired in 2000 at the cost of staking. Stralak holds a one-third interest in EcoSource Garnet Inc.

Atlin Property, Atlin Mining Division, BC. Five claim units and one Crown grant. The company will pay $100,000 in stages, ending May 31, 2002, and issued 200,000 common shares in November 1999. During the year two of the original seven claim units were abandoned.

Craig Property, Sudbury Mining Division, Ontario. Sixteen leased mining claims and one unpatented mining claim in the Townships of Craig, Ulster and Moncrieff were acquired in 1980 for 750,000 common shares. Pursuant to an agreement dated June 21, 1988, the company must pay a royalty of 10% net profits derived from all ore extraction or mining operations from the mining claims in the townships of Craig, Ulster, and Moncrieff.

Davie Property, Atlin Mining Division, BC. Twenty claim units, acquired in 1999 at the cost of staking, were abandoned during the period.

Meadow Lake Property, Clinton Mining Division, BC. Seven unpatented mining claims, acquired in 1999 at the cost of staking.

Topaz Property, Golden Mining Division, BC. Twelve unpatented mining claims acquired in 2000 at the cost of staking. Property subject to a production royalty of $1.50 per ton, and a net smelter return of 1% for any mineral other than magnesite derived from the property.

Schedule C - Management Discussion

Stralak Resources Inc. is a public company focused on the exploration and development of industrial minerals and base metals. Its mineral property portfolio includes hydromagnesite, hard-rock magnesite, garnet and zinc/lead/silver/copper deposits, all located in Canada.

The company holds a one-third interest in EcoSource Garnet Inc. ("Eco"), the owner of an almandine garnet and muscovite (mica) deposit located in Street Twp., near Sudbury, Ontario. Eco's objective is to produce quality garnet abrasives for blast-cleaning and waterjet cutting applications, and to produce wet ground, micronized mica for various industrial applications. Phase I of project development, which included mineral property acquisitions, exploration and development expenditures, as well as the construction of a pilot plant to make products for garnet abrasive market evaluation, has been completed. Phase II of the project entails upgrading the facility, which is currently not operating, in order to boost garnet production and to integrate the production of mica into the circuit. During the year, Eco entered into an agreement with the Garnet Industrial Minerals Limited Partnership ("Garnet LP"), a limited partnership formed to raise $1,000,000 to conduct exploration and development at the garnet property, and to equip the processing plant for commercial production. Under the terms of the agreement, Garnet LP was required to have project capital on hand of at least $250,000 by March 31, 2001, the absence of which would render the agreement null and void. At the time of this report, Garnet LP had not met this condition. Therefore, this potential source of Phase II financing will not be realized, unless the date is extended by Eco to accommodate Garnet LP, should it succeed in raising project funds.

The company's hydromagnesite deposits are located in north-western British Columbia (Atlin property), near the city of Kamloops, B.C. (Meadow Lake property). Hydromagnesite is an associated mineral of magnesite, one of the important sources of magnesium compounds. Independent testing on samples from the Atlin property confirms that the product is a good source of calcined magnesia (light-burned and hard-burned), and that it may be offered to industries requiring calcined magnesia. Preliminary exploration, industrial testing, and market research have been conducted. Equity funding is being sought to proceed to the next phase, which includes additional exploration and market evaluation; funding is also being sought for general corporate purposes.

The hard rock magnesite deposits are located in south-eastern and south-central British Columbia. The south-eastern B.C. deposit, situated in the Fort Steele Mining Division, was under option to a private exploration company. The optionee paid $25,000 to Stralak on March 16, 2001. As part of the option agreement, the optionee paid to the vendor of the Fort Steele claims $1M, thereby causing Stralak to exercise its option and acquire a 100% undivided interest in the Fort Steele property. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7 M (Cdn) on or before December 1, 2001. Subsequent to the period covered in this report, the date by which this payment was required to be made was extended to January 31, 2002. The optionee did not make the required payment, resulting in the expiry of the option.

Stralak is presently negotiating an option agreement with another exploration company.

The deposit located in south-central B.C., known as the Topaz Lake property, was acquired during the previous fiscal year at the vendor's cost of staking. The property is subject to a royalty of $1.50 per ton of magnesite removed from the property for sale, and a net smelter return of 1% for any mineral other than magnesite.

Stralak Resources Inc. also holds a polymetallic property (zinc/silver/lead/copper), known as the Craig property, near Sudbury, Ontario. The company has spent approximately $1.34 M exploring the property, and a joint venture partner in the early 1980's spent approximately $ 1M in exploration. No further exploration is scheduled at this time, but the company is planning to seek out a joint venture partner for future work programs.

During the year, twenty-nine of the sixty-one unpatented claims comprising the Fort Steele property were abandoned.

Also during the year, the Davie unpatented mining claims, acquired at the cost of staking, were abandoned.

Investor Relations

There were no investor relations arrangements or contracts entered into during the period covered by this report.

AUDITOR'S REPORT

82-976

To the Shareholders of **STRALAK RESOURCES INC.**

I have audited the balance sheets of **STRALAK RESOURCES INC.** as at November 30, 2001, and 2000 and the statements of earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

Edward A Jakubo
Chartered Accountant.

Sudbury, Ontario
February 27, 2002.

STRALAK RESOURCES INC.

(Incorporated under the laws of British Columbia)
BALANCE SHEET

AS AT NOVEMBER 30, 2001

			2001		**2000**
ASSETS					
CURRENT ASSETS					
Cash		$	18	$	2,009
Accounts receivable			6,973		7,713
Prepaid expenses	*-note 4*		7,541		30,604
			14,532		40,326
CAPITAL ASSETS	*-notes 1, 2 & 4*		216,243		245,543
OTHER ASSETS					
Deferred mineral property expenditures	*-notes 1, 2 & 3*		1,529,758		1,516,763
Mineral property acquisitions	*-notes 1, 4 & 6*		681,695		682,899
Deferred development expenditures	*-notes 4 & 8*		393,870		330,743
			2,605,323		2,530,405
TOTAL ASSETS		$	2,836,098	$	2,816,274

Approved on behalf of the Board

STRALAK RESOURCES INC. 82-976

(Incorporated under the laws of British Columbia)
BALANCE SHEET

AS AT NOVEMBER 30, 2001

			2001		2000
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities		$	164,600	$	103,403
Long-term debt due within one year	*-note 4*		6,667		6,667
			171,267		110,070
LONG-TERM LIABILITIES					
Loan payable	*-note 4*		30,000		37,222
Principal payments due within one year			6,667		6,667
			23,333		30,555
OTHER LIABILITIES					
Advances from related parties	*-note 4*		179,656		151,893
Advances from shareholders	*-note 4*		222,116		221,863
			401,772		373,756
TOTAL LIABILITIES			596,372		514,381
SHAREHOLDERS' EQUITY					
CAPITAL STOCK					
Issued and fully paid	*-note 9*		3,652,627		3,652,627
RETAINED EARNINGS (DEFICIT)					
Deficit - at beginning of year			(1,350,734)		(1,230,971)
Earnings (loss) for the year			(62,167)		(119,763)
Deficit - at end of the year			(1,412,901)		(1,350,734)
TOTAL SHAREHOLDERS' EQUITY			2,239,726		2,301,893
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	2,836,098	$	2,816,274

The accompanying notes are an integral part of these financial statements.

STRALAK RESOURCES INC.

STATEMENT OF EARNINGS

FOR THE YEAR ENDED NOVEMBER 30, 2001

			2001		2000
REVENUE	*-note 4*				
Mining claim option		$	25,000	$	NIL
EXPENSES	*-note 4*				
Professional fees			29,453		12,844
Interest on long-term debt			17,301		12,997
Office administration			12,671		42,354
Management fees	*-note 5*		11,500		36,500
Maintenance and stock exchange fees			10,911		9,267
Write off of deferred job costs			2,200		
Write off of mining claims			1,659		
General exploration costs			1,368		2,048
Utilities			104		292
Occupancy costs					3,461
			87,167		119,763
EARNINGS (LOSS) FOR THE YEAR		$	(62,167)	$	(119,763)
EARNINGS (LOSS) PER SHARE		$	(0.001)	$	(0.001)

The accompanying notes are an integral part of these financial statements.

EDWARD A. JAKUBO, CHARTERED ACCOUNTANT

82-976

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2001

	2001	2000
CASH GENERATED FROM (USED FOR):		
OPERATING ACTIVITIES		
Earnings (loss) for the year	$ (62,167)	$ (119,763)
Changes in non-cash working capital components		
- accounts receivable	740	1,713
- prepaid expenses	23,063	(23,201)
- accounts payable	61,197	41,103
	22,833	(100,148)
INVESTMENT ACTIVITIES		
Deferred development expenditures	(63,127)	(61,269)
Deferred mineral property expenditures	(12,995)	(31,293)
Mineral property acquisitions	1,204	(2,000)
Capital assets	29,300	31,330
	(45,618)	(63,232)
FINANCING ACTIVITIES		
Advances from related parties	27,763	56,181
Advances from shareholders	253	(2,492)
Principal payments on long-term debt	(7,222)	(6,667)
	20,794	47,022
INCREASE (DECREASE) IN CASH	(1,991)	(116,358)
CASH POSITION - at beginning of the year	2,009	118,367
CASH POSITION - at end of the year	$ 18	$ 2,009

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy

The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets

Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy

The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest

The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs

The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.

These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2001

2. CAPITAL ASSETS

The company's proportionate interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	2001 Accumulated Depreciation	2001 Net	2000 Net
Milling & processing equipment	$ 235,889	$ 160,343	$ 75,546	$ 98,536
Mill building	169,748	31,306	138,442	144,210
Mining equipment	2,169	1,458	711	889
Other equipment and furniture	1,878	1,258	620	775
Vehicles and moveable equipment	1,713	1,283	430	537
Computer equipment	1,039	864	175	249
Culverts	444	125	319	347
	$ 412,880	$ 196,637	$ 216,243	$ 245,543

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	2000	Additions during the year	Joint Venture Additions	2001
Drilling	$ 846,663	$	$	$ 846,663
Stripping and trenching	168,966		2,387	171,353
Engineering and consulting	148,351		1,529	149,880
Surveying	114,164			114,164
Equipment rental	50,626		5,027	55,653
Extraction and crushing	24,364		217	24,581
Travel	22,174			22,174
Supplies	8,603		289	8,892
Laboratory	46,943		2,193	49,136
Road construction	87,576		160	87,736
Maintenance	10,670	(509)	1,702	11,863
Materials shipped to mill	(12,337)			(12,337)
	$ 1,516,763	$ (509)	$ 13,504	$ 1,529,758

3. **DEFERRED MINERAL PROPERTY EXPENDITURES** (continued)

The deferred mineral property expenditures, allocated between properties, are as follows:

	2001	2000
Craig	$ 1,344,344	$ 1,344,344
Street (Joint Venture)	133,679	120,175
Atlin	33,039	32,819
Fort Steele	14,421	14,035
Topaz	2,640	2,420
Meadow Lake	1,635	770
Davie		2,200
	$ 1,529,758	$ 1,516,763

Deferred mineral property expenditures totalling $642,978 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company of flowing tax benefits through to investors, have not been recorded in the accounts.

During the year the Davie deferred mineral expenditures were written off.

4. **INVESTMENT IN JOINT VENTURE**

The company's one-third proportionate interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		2001	2000
ASSETS			
Accounts receivable		$	$ 170
Prepaid expenses		7,541	7,403
Capital assets	*-note 2*	216,243	245,543
Deferred mineral property acquisitions	*-note 6*	216,913	216,458
Deferred development expenditures	*-note 8*	393,870	330,743
Deferred mineral property expenditures		133,679	120,175
		968,246	920,492
LIABILITIES			
Accounts payable		55,677	25,981
Loan payable		30,000	37,222
Advances from shareholders		16,053	74,635
Advances from related company		61,099	64,568
		162,829	202,406

4. **INVESTMENT IN JOINT VENTURE** (continued)

	2001	2000
REVENUE		
Interest earned	$ NIL	$ NIL
EXPENSES		
Interest on long-term debt	1,892	3,327
Professional fees	633	634
Utilities	104	292
Office administration	67	206
Occupancy		3,461
	$ 2,696	$ 7,920

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company of flowing tax benefits through to investors has not been recorded in these financial statements.

The joint venturers share all costs equally. As at November 30, 2001, Stralak's share of expenses reflected a deficiency of $113,468 (2000 - $85,325).

5. **RELATED PARTY TRANSACTIONS**

During the year, the company made purchases of services from a corporation which is controlled by a director of Stralak Resources Inc. These transactions consist of:

	2001	2000
Office administration	$ 1,650	$ 2,981
Management fees	11,000	36,500
Bookkeeping	1,411	4,196
Deferred mineral property expenditures	750	3,378

6. MINERAL PROPERTY ACQUISITIONS

The mineral property acquisitions consist of:

		2001	2000
a)	Fort Steele Property - Mining Division, B.C. Sixteen crown grant mineral claims and thirty-two (sixty-one in 2000) unpatented mining claims. The company paid $55,000 and 200,000 common shares. During the year twenty-nine claims were abandoned.	$ 255,000	$ 255,000
b)	Street Property - Street Township - District of Sudbury Eighteen unpatented mining claims, comprising of 52 units were acquired in 1993 at the cost of staking of $743 ($288 in 2000) and the issuance of 100,000 shares ($65,000). These eighteen claims were transferred to EcoSource Garnet Inc. on July 30, 1996. (See note 4). An additional five unpatented claims, comprising 23 units were acquired in 2000 at the cost of staking.	216,913	216,458
c)	Atlin Property - Atlin Mining Division, B.C. Five (seven in 2000) claim units and one Crown grant. The company will pay $100,000, and has issued 200,000 common shares as consideration for the property. During the year two of the claim units were abandoned.	200,800	200,800
d)	Craig Property - Sudbury Mining Division, Sixteen leased mining claims and one unpatented mining claim in the Townships of Craig, Ulster and Moncreiff were acquired in 1980 for 750,000 common shares.	6,750	6,750
e)	Davie Property - Atlin Mining Division, B.C. The twenty claim units, acquired in 1999 at the cost of staking were abandoned during the year		1,659
f)	Meadow Lake Property- Clinton Mining Division, B.C. Seven unpatented mining claims, acquired in 1999 at the staking.	1,032	1,032
g)	Topaz Property - Golden Mining Division, B.C. Twelve unpatented mining claims acquired in 2000 at the cost of staking.	1,200	1,200
		$ 681,695	$ 682,899

6. **MINERAL PROPERTY ACQUISITIONS** (continued)

Pursuant to an agreement dated June 21, 1988, the company must pay a royalty of 10% of net profits derived from all ore extraction or mining operations from the sixteen leased mining claims in the Townships of Craig, Ulster, and Moncreiff.

In May 1998, the company entered into an option agreement with a private exploration company based in Toronto, Ontario, whereby the optionee may earn either a 5% or 15% interest in Craig, Ulster and Moncrieff mining claims. In order to earn the interest, the optionee must incur $3,000,000 in exploration and development expenditures on the property over a five year period.

The company must pay a royalty of $2.00 per ton for hydromagnesite or magnesite removed from the property for sale and a 2% net smelter return for any other minerals exploited on the Crown Grant from the Atlin property.

The company must pay a royalty of $1.50 per ton and a net smelter return of 1% for any mineral other than magnesite derived from the Topaz property.

7. **FINANCIAL INSTRUMENTS**

The carrying value of cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable, other liabilities, and long-term liabilities reflected in the balance sheet approximates their respective fair values.

8. DEFERRED DEVELOPMENT EXPENDITURES

The company's one-third interest in the deferred development expenditures consists of:

	2000	Incurred During Year	2001
MILLING OPERATIONS			
Depreciation	$ 171,440	$ 25,197	$ 196,637
Management fees	36,262		36,262
Wages and employee benefits	31,742	634	32,376
Extraction costs of raw materials consumed	14,575		14,575
Consulting	13,887		13,887
Utilities	9,469		9,469
Equipment repairs and maintenance	9,383	589	9,972
Travel and accommodation	2,288		2,288
Freight costs and brokerage fees	1,245		1,245
Supplies	1,114		1,114
Packaging	465		465
Fuel	402		402
	$ 292,272	$ 26,420	$ 318,692
MARKET DEVELOPMENT			
Wages and consulting fees	$ 37,942	$	$ 37,942
Travel and accommodations	12,827		12,827
Office and general	9,802	708	10,510
Occupancy cost	2,987	35,999	38,986
Advertising	1,516		1,516
Telephone	1,116		1,116
	$ 66,190	$ 36,707	$ 102,897
SALES	$ (27,719)	$ NIL	$ (27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES *-note 4*	$ 330,743	$ 63,127	$ 393,870

9. CAPITAL STOCK

The company's authorized share capital consists of 100,000,000 common shares.

Issued and fully paid

	2001			2000		
	Number of Shares		Amount	Number of Shares		Amount
For cash	6,305,433	$	2,599,584	6,305,433	$	2,599,584
For property	1,300,000		499,500	1,300,000		499,500
For services	346,067		92,943	346,067		92,943
Flow through shares	1,161,875		460,600	1,161,875		460,600
	9,113,375	$	3,652,627	9,113,375	$	3,652,627

Options Outstanding (November 30, 2000)

300,000 directors options granted December 1, 1997 @ $0.17; expiry date December 1, 2002.

250 ,000 directors options granted November 24, 1999 @ $0.50; expiry date November 24, 2004.

75,000 employee options granted June 15, 2000 @ $0.44; expiry date June 15, 2002.

10. SUBSEQUENT EVENT

In November 2000, Stralak Resources Inc. granted to a private exploration company an option to purchase certain mining claims located in the Fort Steele Mining Division, British Columbia. One of the requirements which the optionee needed to satisfy in order to keep the option in force was to make a payment in the amount of $7 million on or before December 1, 2001. The date by which the payment was required to be made was extended to January 31, 2002. The optionee did not make the required payment, resulting in the expiry of the option on January 31, 2002.